

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2013

Via E-mail
Jocelyn Nicholas
President and Chief Executive Officer
Envoy Group Corp.
3811 Alden Way
Sarasota, Florida 34232

> **Re:** **Envoy Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2013**
> **File No. 333-188785**

Dear Ms. Nicholas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 in our letter dated June 19, 2013. Rule 405 of the Securities Act defines a "shell company" as a registrant that has no or nominal operations and either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and other nominal assets. According to your disclosure the company currently has no operations and nominal assets consisting entirely of cash. As stated in prior comment 3, please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

2. We note your response to prior comment 4 in our letter dated June 19, 2013. Please revise your disclosure to confirm that the company is not a blank-check company by providing the representations set forth in our prior comment.

3.   We note your response to comment 5 in our letter dated June 19, 2013; however, your prospectus still contains excessive repetition. As a general matter, unnecessary repetition of information detracts from rather than enhances clarity. Please revise accordingly. Refer to Rule 421 of Regulation C.

Business Summary, page 4

4.   We note your response to comment 13 in our letter dated June 19, 2013. You state repeatedly that the costs of the current offering will be paid "by us" and not with funds from the offering. It is still unclear exactly what this phrase means and what the source of the funds to pay the approximately $9,000 in expenses will be. Please revise to clarify.

5.   We note your revised disclosure in response to comment 14 in our letter dated June 19, 2013 regarding management's reasons for becoming a public, reporting company. Please expand your disclosure to address the factors listed in our prior comment 14.

Risk Factors

6.   Refer to comment 16 in our letter dated June 19, 2013. Please continue to revise your risk factor section throughout to avoid describing generic risks that could apply to any development-stage company – for example, that a recently commenced business faces a high risk of failure or that global economic factors may have a negative impact on the business. Instead, provide specific details, quantified where possible, to explain how the risk specifically applies to your particular situation at the present time.

7.   We note that you have not included any risk factors relating to the industry in which the company intends to operate. Please revise to include all material risks relating to the industry, or explain in your response why you do not believe that any such risks exist at this time.

The company's election to not opt out of the JOBS Act extended transition period…, page 6

8.   We reissue comment 17 in our letter dated June 19, 2013. The heading to your risk factor suggests that you are going to discuss the risk resulting from only one aspect of the JOBS Act – the company's election to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Act. However, the matters discussed in the second paragraph of this risk factor do not flow from this election. Please revise to either change the risk factor heading to address all the risks discussed or make the second paragraph a separate risk factor. In all cases, remove the second sentence of the second paragraph because it does not relate to the rest of the disclosure in that paragraph.

<u>We are unable to provide a time table for the implementation…, page 11</u>

9.   We note your response to comment 18 in our letter dated June 19, 2013; however, the significance of the 18-month period is still unclear. Please revise to clarify the last clause of the first sentence, "which we believe a period of 18 months from the time of total funding." Clarify the significance of the 18-month period. Also clarify why you are unable to provide a timetable. Is it merely because you are not sure when you will be able to obtain additional funding? If so, please state this. State also how long you would need after funding to implement your plan. Moreover, you state that you would "require" a total of $575,000 in order to implement your business plan. If by this statement you mean that this amount will be required to fully implement your business plan, please state this. Also state, if true, that by describing your business plan as "scalable," you mean that if less than $575,000 in funding were available you could implement your business on a smaller scale. We note that your MD&A disclosure on page 28 appears to indicate that you could implement the business plan with as little as 35% of the $575,000.

<u>Stockholders may have limited access to information because Envoy Group Corp. is not yet a reporting issuer and may not become one, page 14</u>

10.   Please revise the risk factor heading and disclosure so that it is clear that the company <u>will</u> become a reporting company after the registration statement is effective under Section 15(d) of the Exchange Act, but that you may suspend your reporting obligations under certain conditions (e.g., 300 shareholder threshold). Also clarify that, even though you will be a reporting company, since you do not intend to register your common stock under Section 12 of the Exchange Act, you will not be subject to the Commission's proxy, tender offer, and short swing insider trading rules.

<u>Government Regulations, page 23</u>

11.   We note your response to comment 23 in our letter dated June 19, 2013. Please revise your disclosure providing greater detail regarding the nature of "basic licensing, inspections and monitoring" and staffing ratios. Clarify to which areas of your services these regulations will apply and how they will impact your business.

<u>Exhibit 5</u>

12. Please tell us why two separate legality opinions have been filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Angela Collette
        Attorney and Counselor at Law